UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 12, 2022

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 12, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 12, 2022	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2022 RESULTS

Highlights
•Reported GAAP net loss of $13.9 million, or $0.41 per share; and adjusted net loss(1) of $14.0 million, or $0.41 per share, in the first quarter of 2022 (excluding items listed in Appendix A to this release).
•Secured strong second quarter-to-date spot tanker rates of $27,400 per day for the Suezmax fleet, $30,900 per day for the Aframax fleet, and $30,400 per day for the LR2 fleet.
•Completed the sale of three older vessels for total proceeds of $44 million, including two vessels which were delivered in April 2022.
•In March and April 2022, completed the previously announced refinancings of 13 vessels with new, low-cost sale-leaseback financings. Including these refinancings and the two vessel sales completed in April 2022, Teekay Tankers' pro forma liquidity was approximately $230.9 million(3) as of March 31, 2022.

Hamilton, Bermuda, May 12, 2022 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2022:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2022	December 31, 2021	March 31, 2021
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	174,018	160,308	142,749
Loss from operations	(7,776)	(21,324)	(11,843)
Net loss	(13,942)	(39,808)	(21,365)
Loss per share	(0.41)	(1.17)	(0.63)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	17,543	9,690	15,917
Adjusted net loss (1)	(14,001)	(24,959)	(22,002)
Adjusted loss per share (1)	(0.41)	(0.74)	(0.65)
Free cash flow (1)	9,925	2,356	5,769
Net debt (2)	588,795	583,844	506,196
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.
(3)     Pro forma liquidity includes a $32 million increase in liquidity from the $114 million refinancing of five vessels completed in April 2022, which were previously financed under a corporate revolving credit facility, and a $21 million increase in liquidity from the sale of two vessels which were delivered in April 2022.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2022 Compared to Fourth Quarter of 2021
The reduction in GAAP net loss and non-GAAP adjusted net loss for the first quarter of 2022, compared to the fourth quarter of 2021, was primarily due to higher average spot tanker rates in the first quarter of 2022. In addition, GAAP net loss in the fourth quarter of 2021 included an $11.6 million equity loss relating to the write-down of an equity-accounted investment and a net expense of $4.3 million relating to vessel write-downs and gain on vessel sale, which was higher than the net expense of $0.4 million relating to the asset write-downs recorded as part of the GAAP net loss in the first quarter of 2022.

First Quarter of 2022 Compared to First Quarter of 2021
The reduction in GAAP net loss and non-GAAP adjusted net loss for the first quarter of 2022, compared to the first quarter of 2021, was primarily due to higher average spot tanker rates and full service lightering revenues, as well as lower vessel operating expenses in the first quarter of 2022 due to vessel sales and the timing of repair and maintenance activities, partially offset by the expiration of certain fixed-rate time charter contracts at higher rates during 2021.

CEO Commentary
“Following a weak start to the year, spot tanker rates increased significantly at the end of the first quarter, driven primarily by global oil trade disruptions resulting from Russia’s invasion of Ukraine. A reduction in European crude oil imports from Russia and the sourcing of replacement barrels from elsewhere has resulted in significantly longer voyage lengths which, coupled with the effective removal of Russian-owned tankers from many routes, has led to a much tighter tanker market. These changes have been particularly positive for mid-sized tankers that our company operates, given the flexibility of the tonnage and our ability to call at a much wider range of ports relative to VLCCs,” commented Kevin Mackay, Teekay Tankers’ President and CEO.

“While we are encouraged by the recent positive trend in spot tanker rates, we note that a number of significant variables remain in the tanker market outlook, including the duration and extent of China’s latest round of COVID-19 lockdowns, the geopolitical situation in Eastern Europe, the pace at which OPEC+ is expected to return oil to the market, higher bunker fuel prices, and the potential for lower global economic growth. At the same time, we have good, multi-year visibility into tanker supply, where a small orderbook, constrained by a lack of shipyard capacity through the middle part of this decade, represents a firm, positive fundamental in any market.”

“At Teekay Tankers, we remain proactive in strengthening our balance sheet and managing our fleet. Having refinanced 13 vessels on low-cost sale-leaseback financings and sold three older vessels in 2022, we have strong pro forma liquidity of $230.9 million and a net debt-to-capitalization ratio of 42 percent. We have also maximized our exposure to the spot market, where our strong operating leverage positions us to generate significant cash flow from an increase in tanker rates.”

Summary of Recent Events
The Company completed the previously announced sales of a 2004-built Suezmax vessel and a 2004-built Aframax vessel for approximately $29 million. The sales were completed in February and April 2022, respectively. The Company also entered into an agreement to sell a 2005-built Aframax vessel for approximately $15 million in March 2022. This sale was completed in April 2022.

The Company refinanced 13 vessels with new, low-cost sale-leaseback financings, which were completed in March and April 2022. These refinancings increased the Company’s liquidity position by approximately $75 million.

Tanker Market
Crude tanker spot rates were relatively weak during the first two months of 2022 due to the impact of the Omicron COVID-19 variant on oil demand, lower than expected oil supply growth due to temporary production outages, and high crude oil prices which led to an increase in bunker costs. However, Russia’s invasion of Ukraine in late February led to a spike in crude tanker rates, particularly in the Aframax and Suezmax sectors, due to trade disruptions and the rerouting of cargos. Since then, the tanker market has exhibited significant rate volatility and stronger crude tanker spot rates.

Although the near-term outlook for the tanker market is uncertain, changing trade patterns due to the Russia-Ukraine conflict are resulting in an increase in tanker tonne-mile demand. During the past few weeks, there has been a decrease in Russian crude oil exports to Europe and a corresponding increase in Russian crude oil exports to Asia, particularly to India. This has been positive for tanker tonne-mile demand due to longer voyage distances. Similarly, Europe is having to replace Russian crude oil with imports from further afield, including the U.S. Gulf, West Africa, and the Middle East, which is also positive for tanker tonne-mile demand. Given the European Union's recent proposal to phase out all Russian crude oil imports over the next six months, and refined products by the end of 2022, the Company expects that these altered trade patterns may persist for an extended period of time. In addition, the fleet of Russian-owned and operated ships, which comprises approximately 5 percent of the global Aframax fleet, is finding it more difficult to trade, which is further tightening available fleet supply.

The outlook for the global economy and oil demand has worsened since the start of the year due to rising inflation, Russia’s invasion of Ukraine, and a resurgence of COVID-19 cases, particularly in China. In its April 2022 “World Economic Outlook” report, the International Monetary Fund (IMF) reduced its GDP growth outlook from 4.4 percent to 3.6 percent and warned that risks are weighted to the downside. In addition, the International Energy Agency (IEA) has downgraded its outlook for global oil demand growth from 3.2 million barrels per day (mb/d) at the start of the year to 1.9 mb/d in its April 2022 report. A weakened outlook for the global economy and oil demand is a potential headwind for tanker rates in the coming months; however, these negative impacts may be offset by the increase in average voyage distances due to the Russia-Ukraine conflict and the Company expects rate volatility to persist in the near-term.

The outlook for tanker fleet supply continues to look very positive, with some of the best supply fundamentals seen in over two decades. As of April 2022, the tanker orderbook stood at only 6.4 percent of the existing fleet size, which is the lowest since Clarksons started tracking orderbook data in 1996. Rising newbuilding prices, which are currently the highest since 2009, and a lack of shipyard capacity continue to limit new tanker orders, with just 0.2 million deadweight (mdwt) of new orders placed in the first quarter of 2022, the lowest since at least 1996. With most major shipyards being at capacity through the middle of 2025, there is limited available capacity to order new tankers for delivery in the next three years. This, coupled with a rapidly aging global tanker fleet, should lay the foundation for very low fleet growth in the medium-term.

In summary, spot tanker rates have increased following Russia’s invasion of Ukraine and look to remain volatile in the coming weeks and months as the situation continues to unfold. Although the near-term outlook is highly uncertain, the longer-term outlook appears positive due to a small tanker orderbook, very low levels of tanker ordering, and an aging global tanker fleet, which together should lead to an extended period of very low tanker fleet growth.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2022(2)	December 31, 2021(2)	March 31, 2021(2)
Time Charter-Out Fleet
Suezmax revenue days	—	—	418
Suezmax TCE per revenue day	—	—	$44,699
Aframax revenue days	270	185	267
Aframax TCE per revenue day	$22,656	$24,762	$22,887
LR2 revenue days	—	—	90
LR2 TCE per revenue day	—	—	$28,638

Spot Fleet
Suezmax revenue days	2,175	2,324	1,906
Suezmax spot TCE per revenue day (3)	$13,786	$12,294	$10,670
Aframax revenue days	1,056	1,128	1,266
Aframax spot TCE per revenue day (4)	$16,857	$14,186	$10,108
LR2 revenue days	899	915	727
LR2 spot TCE per revenue day (5)	$15,491	$12,223	$11,434

Total Fleet
Suezmax revenue days	2,175	2,324	2,324
Suezmax TCE per revenue day	$13,786	$12,294	$16,787
Aframax revenue days	1,326	1,313	1,533
Aframax TCE per revenue day	$18,037	$15,679	$12,333
LR2 revenue days	899	915	817
LR2 TCE per revenue day	$15,491	$12,223	$13,328

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(5)    Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Second Quarter of 2022 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates booked to-date in the second quarter of 2022 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$27,400	52%
Aframax (1)	$30,900	45%
LR2 (2)	$30,400	43%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, FSL and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of May 1, 2022 (excluding two Aframax tankers that the Company sold in April 2022):

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	3	—	3
Total Fixed-Rate Fleet	3	—	3
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers(1)(2)	8	2	10
LR2 Product Tankers(3)	9	1	10
VLCC Tanker(4)	1	—	1
Total Spot Fleet	43	3	46
Total Tanker Fleet	46	3	49
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	46	5	51

(1)    Includes two Aframax tankers with charter-in contracts that are scheduled to expire in August 2023 and November 2023, each with an option to extend for one additional year.
(2)    Excludes one newbuilding Aframax tanker which is expected to be delivered to the Company in late-2022 under a seven-year time charter-in contract with options to extend for up to three years.
(3)    Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in September 2023 with an option to extend for one additional year.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at March 31, 2022, the Company had total liquidity of $178.2 million (comprised of $18.4 million in cash and cash equivalents and $159.8 million in undrawn capacity from its credit facilities), compared to total liquidity of $144.8 million as at December 31, 2021. Pro forma for the refinancing of five vessels completed in April 2022 and the completion of two vessel sales in April 2022, the Company's total liquidity would have been $230.9 million as at March 31, 2022.

Conference Call
The Company plans to host a conference call on Thursday, May 12, 2022 at 11:00 p.m. (ET) to discuss its results for the first quarter of 2022. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (888) 256-1007 or (647) 484-0478, if outside of North America, and quoting conference ID code 8752556.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying First Quarter of 2022 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 45 double-hull tankers (including 25 Suezmax tankers, 11 Aframax tankers and nine LR2 product tankers), and also has three time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Loss, Adjusted EBITDA, Free Cash Flow, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net loss excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net loss before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net loss and equity loss, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net loss, plus depreciation and amortization, unrealized losses from derivative instruments, write-down and loss on sale of assets, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sale of assets, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents loss from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, and write-down of assets. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does loss from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	164,751	152,618	112,201
Time-charter revenues	6,275	4,712	28,285
Other revenues (2)	2,992	2,978	2,263
Total revenues	174,018	160,308	142,749

Voyage expenses (1)	(101,622)	(95,968)	(69,045)
Vessel operating expenses	(39,001)	(40,095)	(43,048)
Time-charter hire expenses	(5,550)	(5,161)	(3,630)
Depreciation and amortization	(25,080)	(26,668)	(26,684)
General and administrative expenses	(10,120)	(9,470)	(11,470)
Write-down of assets (3)	(421)	(4,270)	(715)
Loss from operations	(7,776)	(21,324)	(11,843)

Interest expense	(8,162)	(7,081)	(10,068)
Interest income	35	34	30
Realized and unrealized gain on derivative instruments (4)	2,028	600	703
Equity loss (5)	(754)	(12,046)	(359)
Other (expense) income	(133)	300	743
Net loss before income tax	(14,762)	(39,517)	(20,794)

Income tax recovery (expense)	820	(291)	(571)
Net loss	(13,942)	(39,808)	(21,365)

Loss per share attributable
to shareholders of Teekay Tankers
- Basic	(0.41)	(1.17)	(0.63)
- Diluted	(0.41)	(1.17)	(0.63)

Weighted-average number of total common
shares outstanding
- Basic (6)	33,911,545	33,898,450	33,743,722
- Diluted	33,911,545	33,898,450	33,743,722

Number of outstanding shares of common
stock at the end of the period	33,804,760	33,788,514	33,755,457

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $17.7 million, $13.7 million and $7.9 million for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Write-down of assets for the three months ended March 31, 2022 includes a write-down of $1.1 million relating to two of the Company's operating lease right-of-use assets, which were written-down to their estimated fair values, partially offset by a $0.6 million reversal of a prior period write-down of one Aframax tanker, which was classified as held for sale and sold in April 2022. Write-down of assets for the three months ended December 31, 2021 included a write-down of $4.6 million relating to one Suezmax tanker and one Aframax tanker, which were classified as held for sale and were written down to their estimated sales prices. The Suezmax tanker and Aframax tanker were subsequently sold in February 2022 and April 2022, respectively. Write-down of assets for the three months ended December 31, 2021 also included a gain on sale of $0.3 million related to the sale of one Aframax tanker in December 2021.

(4)Includes realized losses on interest rate swaps of $0.1 million for each of the three months ended March 31, 2022, December 31, 2021 and March 31, 2021, respectively. The Company also recognized realized losses of $nil, $0.2 million and $nil for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021, respectively, relating to its forward freight agreements.

(5)Equity loss relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker. During the three months ended December 31, 2021, the Company recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, which is included in equity loss. The investment was written down by $11.6 million to its estimated fair value.

(6)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2022	2021
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	18,366	50,572
Restricted cash	2,200	2,221
Accounts receivable	43,150	41,085
Bunker and lube oil inventory	62,731	49,028
Prepaid expenses	14,115	10,223
Due from affiliates	3,673	4,220
Current portion of derivative assets	786	—
Assets held for sale (1)	28,531	43,543
Accrued revenue	57,512	44,503
Total current assets	231,064	245,395
Restricted cash – long-term	3,135	3,135
Vessels and equipment – net	656,525	925,249
Vessels related to finance leases – net	662,020	411,749
Operating lease right-of-use assets	10,895	14,257
Investment in and advances to equity-accounted joint venture	12,200	12,954
Other non-current assets	3,152	2,090
Intangible assets – net	1,378	1,494
Goodwill	2,426	2,426
Total assets	1,582,795	1,618,749

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	70,838	67,415
Short-term debt	28,000	25,000
Current portion of long-term debt	11,058	15,500
Current portion of derivative liabilities	—	122
Current obligations related to finance leases	47,650	27,032
Current portion of operating lease liabilities	9,215	9,389
Due to affiliates	16,226	10,944
Other current liabilities	828	1,686
Total current liabilities	183,815	157,088
Long-term debt	110,258	304,791
Long-term obligations related to finance leases	415,530	267,449
Long-term operating lease liabilities	2,746	4,868
Other long-term liabilities	45,541	46,141
Equity	824,905	838,412
Total liabilities and equity	1,582,795	1,618,749

Net debt (2)	588,795	583,844
(1)Assets held for sale at March 31, 2022 included two Aframax tankers. Assets held for sale at December 31, 2021 included two Aframax tankers and one Suezmax tanker, which was sold in February 2022 for proceeds of $15.5 million.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2022	2021
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net loss	(13,942)	(21,365)
Non-cash items:
Depreciation and amortization	25,080	26,684
Write-down of assets	421	715
Unrealized gain on derivative instruments	(2,118)	(740)
Equity loss	754	359
Income tax (recovery) expense	(820)	484
Other	2,865	(500)
Change in operating assets and liabilities	(24,771)	(30,037)
Expenditures for dry docking	(2,138)	(3,045)
Net operating cash flow	(14,669)	(27,445)

FINANCING ACTIVITIES
Proceeds from short-term debt	23,000	10,000
Scheduled repayments of long-term debt	(51,299)	(2,808)
Prepayments of long-term debt	(149,508)	(15,000)
Prepayments of short-term debt	(20,000)	—
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	175,341	—
Scheduled repayments of obligations related to finance leases	(6,718)	(6,082)
Other	(305)	(42)
Net financing cash flow	(29,489)	(13,932)

INVESTING ACTIVITIES
Proceeds from sale of vessels	16,002	32,687
Expenditures for vessels and equipment	(4,071)	(913)
Net investing cash flow	11,931	31,774

Decrease in cash, cash equivalents and restricted cash	(32,227)	(9,603)
Cash, cash equivalents and restricted cash, beginning of the period	55,928	103,146
Cash, cash equivalents and restricted cash, end of the period	23,701	93,543

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2022		December 31, 2021		March 31, 2021
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(13,942)	($0.41)	(39,808)	($1.17)	(21,365)	($0.63)

Add (subtract) specific items affecting net loss:
Write-down of assets	421	$0.01	4,270	$0.12	715	$0.02
Unrealized gain on derivative instruments (2)	(2,118)	($0.06)	(833)	($0.03)	(740)	($0.02)
Other (3)	1,638	$0.05	11,412	$0.34	(612)	($0.02)
Total adjustments	(59)	—	14,849	$0.43	(637)	($0.02)
Adjusted net loss attributable to
shareholders of Teekay Tankers	(14,001)	($0.41)	(24,959)	($0.74)	(22,002)	($0.65)

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended March 31, 2022 primarily relates to debt issuance costs which were written off in connection with the refinancing of eight Suezmax tankers under new sale-leaseback arrangements in March 2022, the accelerated vesting and expensing of certain equity compensation grants due to organizational changes, and unrealized foreign exchange losses. The amount recorded for the three months ended December 31, 2021 primarily relates to the write-down of an equity-accounted investment and unrealized foreign exchange gains. The amount recorded for the three months ended March 31, 2021 primarily relates to unrealized foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
	(unaudited)	(unaudited)	(unaudited)
Net loss - GAAP basis	(13,942)	(39,808)	(21,365)

Add:
Depreciation and amortization	25,080	26,668	26,684
Proportionate share of free cash flow from equity-accounted joint venture	—	13	116
Write-down of assets	468	4,563	715
Equity loss (1)	754	12,046	359

Less:
Proportionate share of free cash flow from equity-accounted joint venture	(270)	—	—
Unrealized gain on derivative instruments	(2,118)	(833)	(740)
Gain on sale of assets	(47)	(293)	—

Free cash flow	9,925	2,356	5,769

Weighted-average number of common shares outstanding for the period - basic	33,911,545	33,898,450	33,743,722
(1)Equity loss relates to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
	(unaudited)	(unaudited)	(unaudited)
Net loss - GAAP basis	(13,942)	(39,808)	(21,365)
Depreciation and amortization	25,080	26,668	26,684
Interest expense, net of interest income	8,127	7,047	10,038
Income tax (recovery) expense	(820)	291	571
EBITDA	18,445	(5,802)	15,928

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss (gain)	154	(172)	(612)
Write-down of assets	421	4,270	715
Realized loss on interest rate swaps	67	80	65
Unrealized gain on derivative instruments	(2,118)	(833)	(740)
Equity loss	754	12,046	359
Consolidated Adjusted EBITDA	17,723	9,589	15,715
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	(180)	101	202
Total Adjusted EBITDA	17,543	9,690	15,917

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2022		December 31, 2021		March 31, 2021
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	280	140	941	471	997	499
Vessel and other operating expenses	(639)	(320)	(739)	(370)	(593)	(297)
Depreciation and amortization	(969)	(484)	(951)	(475)	(951)	(475)
Loss from operations of equity-accounted joint venture	(1,328)	(664)	(749)	(374)	(547)	(273)

Interest expense, net of interest income	(180)	(90)	(175)	(88)	(167)	(84)
Income tax expense	—	—	—	—	(5)	(2)
Equity loss of equity-accounted joint venture	(1,508)	(754)	(924)	(462)	(719)	(359)

Equity loss of equity-accounted joint venture	(1,508)	(754)	(924)	(462)	(719)	(359)
Depreciation and amortization	969	484	951	475	951	475
Interest expense, net of interest income	180	90	175	88	167	84
Income tax expense	—	—	—	—	5	2
Adjusted EBITDA from equity-accounted joint venture	(359)	(180)	202	101	404	202

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the future outlook on the crude tanker spot markets, and the impact thereon of various factors; in the outlook for the global economy and oil demand driven by various factors; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker orders; the anticipated future unwinding of OPEC+ crude oil supply cuts, the timing thereof and the resulting impact on oil and tanker demand, as well as tanker fleet utilization and crude spot tanker rates; the continuing impact of the COVID-19 pandemic (including new variants such as Omicron) and related developments on the Company's business and tanker and oil market fundamentals (including the near-term tanker market outlook); the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian or Belarusian companies and individuals and the persistence of altered trade patterns; the Company's liquidity and market position; and the Company’s ability to benefit from an expected spot market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates, including spot tanker market rate fluctuations; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic (including new variants such as Omicron) and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact of geopolitical tensions and changes in global economic conditions; Russia's invasion of Ukraine; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.